Exhibit (a)(1)(ix)

To:	Holders of Ultratech Stock Options
From:	Arthur W. Zafiropoulo
Date:	September 28, 2009
Re:	Supplement to Ultratech Stock Option Exchange Offer

On September 16, 2009, we announced the start of a voluntary stock option exchange program pursuant to which eligible employees can exchange certain of their outstanding stock options for a replacement award of restricted stock units. On September 25, 2009, the Compensation Committee of our Board of Directors approved an enhancement to the exchange program that may result in an increase in the number of restricted stock units you would be entitled to receive in exchange for your eligible options. Under the modified exchange program, the following rules will apply:

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With respect to any eligible option exchanged and cancelled under the program with a term that is scheduled to expire after June 30, 2011, the number of restricted stock units covered by the replacement award will be determined by multiplying the number of shares subject to the cancelled option by two, and then dividing the result by $12.16 (which was the average of the high and low trading prices for a share of our common stock on September 15, 2009). This is twice the number of restricted stock units as were offered for these options under the original terms of the program.

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The exchange ratio with respect to any eligible option exchanged and cancelled under the program with a term that is scheduled to expire on or before June 30, 2011 has not changed—the number of restricted stock units covered by the replacement award will be determined by dividing the number of shares subject to the cancelled option by $12.16.

Any fractional share subject to a replacement award will be rounded to the nearest whole unit. The increase in the number of restricted stock units offered as to options expiring after June 30, 2011 is a result of recent increases in the trading price for our common stock.

In addition, we have extended the deadline for making your election to accept the exchange offer until 9:00 p.m., Pacific Time, on October 14, 2009. In all other respects, the terms of the exchange offer have not been modified from the terms previously communicated to you.

Attached to this e-mail are the following documents:

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An Offer Circular, as amended September 28, 2009, that describes the terms of the offer (including the modified exchange ratios described above) and gives you detailed information to help you make an informed decision.

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An Election Form and Release Agreement, as amended September 28, 2009, for you to complete, sign, date and return, if you decide to exchange your eligible options. (You may return your completed election form by mail, courier, hand delivery, fax or e-mail (PDF only) – see the Offer Circular for details.)

•	An Individualized Statement of your options eligible for exchange in the offer.

Again, we strongly encourage you to read these materials. If, after reading these materials, you still have questions regarding the offer, you may contact Bruce Wright at (408) 577-3110 (or by email at bwright@ultratech.com). If you have questions regarding your particular stock options, you may contact Cherine Chan at (408) 577-3306 (or by email at cchan@ultratech.com).

If you have already filed an exchange offer election form, you do not have to file a new election. Elections that have previously been filed will still be accepted, and the modified exchange ratios described above will apply. If you have previously filed an election and you want to change your election, simply file a new election form indicating your new election prior to the expiration of the offer. See the response to Question 6 in the Offer Circular for more instructions on how to make and file your election.

As a reminder, the deadline to accept the offer is 9:00 p.m., Pacific Time, on Wednesday, October 14, 2009.